

May 21, 2019

Chris Lotito
Chief Executive Officer
AS Capital, Inc.
3609 Hammerkop Drive
North Las Vegas, NV 89084

Re: AS Capital, Inc.
Amendment No. 2 to Registration Statement on Form 10-12(g)
Filed on April 1, 2019
File No. 000-55999

Dear Mr. Lotito:

We issued comments to you on the above captioned filing on April 16, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 5, 2019.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Elaine Dowling, Esq.